Exhibit 99.1

Baozun Announces Third Quarter 2022 Unaudited Financial Results

SHANGHAI, China, Nov. 29, 2022 (GLOBE NEWSWIRE) -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner and digital commerce enabler that helps brands execute their omni-channel strategies, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

●	Total net revenues were RMB1,741.3 million (US$[1]244.8 million), a decrease of 8.3% year-over-year, of which, service revenues were RMB1,244.2 million (US$174.9 million), an increase of 3.8% year-over-year.

●	Loss from operations was RMB26.3 million (US$3.7 million), an improvement from RMB156.5 million in the same quarter of last year. Operating margin was negative 1.5%, compared with negative 8.2% for the same period of 2021.

●	Non-GAAP income from operations[2] was RMB16.9 million (US$2.4 million), compared with non-GAAP loss from operations of RMB84.3 million in the same quarter of last year. Non-GAAP operating margin was 1.0%, compared with negative 4.4% for the same period of 2021.

●	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB168.9 million (US$23.7 million), an improvement from RMB292.5 million for the same period of 2021.

●	Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.[3] was RMB13.1 million (US$1.8 million), an improvement from RMB88.1 million for the same period of 2021.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[4]”) were both RMB2.88 (US$0.40), an improvement from both of RMB4.00 for the same period of 2021.

●	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS[5] were both RMB0.22 (US$0.03), an improvement from both of RMB1.21 for the same period of 2021.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, unrealized investment gain/(loss), gain/(loss) on disposal of subsidiaries and investment in equity investee and impairment loss of investments.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

●	Cash, cash equivalents, restricted cash, and short-term investment totaled RMB2,899.3 million (US$407.6 million), as of September 30, 2022.

Third Quarter 2022 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB18,632.1 million, an increase of 15.9% year-over-year.

●	Distribution GMV[7] was RMB559.0 million, a decrease of 28.8% year-over-year.

●	Non-distribution GMV[8] was RMB18,073.1 million, an increase of 18.2% year-over-year, of which, consignment model GMV was RMB3,378.6 million, a decrease of 23.2%, and service fee model GMV was RMB14,694.5 million, an increase of 34.9% year-over-year, driven by strong volume in the electronics category.

●	GMV generated from non-TMALL marketplaces and channels accounted for approximately 31.1% of total GMV during the quarter, compared with 34.0% for the same period of 2021.

●	Number of brand partners for store operations increased to 362 as of September 30, 2022, from 355 as of June 30, 2022.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Despite the ongoing challenging environment, I am encouraged with our business resilience. We continue to execute our medium-term plan with discipline, and strategically invest in our business to expand addressable market. Our recent launch of Baozun Brand Management, along with the acquisition of GAP Greater China, further advance our target to evolve into a technology-driven, omni-channel commerce player. While it will take time and hard work to fully actualize our vision, we believe a close-loop demand-to-supply value chain, as well as an integrated offline-and-online commerce, will make brands unique and much more successful.”

Mr. Arthur Yu, Chief Financial Officer of Baozun, commented, “Our effectiveness in maintaining operations and supporting our partners’ success during these periods of macro uncertainty underscores the durability and strength of our business model. Throughout this year, we prioritized cost optimization and working capital efficiency, and our efforts are bearing fruits in terms of higher product sales gross margin, lower operating expenses, and better operating cash flows. We are confident that our cash position provides us with a solid foundation for future expansion. In addition, we completed dual primary listing on November 1, 2022, marking another milestone in our capital market journey that offers more flexibility to our shareholders.”

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Third Quarter 2022 Financial Results

Total net revenues were RMB1,741.3 million (US$244.8 million), a decrease of 8.3% from RMB1,898.8 million in the same quarter of last year. The decrease in total net revenue was mainly due to a reduction in revenue from online store operations, primarily due to lower product sales revenue, and partially offset by higher value-added services revenue in digital marketing and IT solutions.

The following table sets forth a breakdown of total net revenues by segments and business models for the periods indicated:

	For the three months ended September 30,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change

	(In millions, except for percentage)
Online store operations	1,040.3	55%	845.0	118.8	49%	-19%
Product sales	699.6	37%	497.1	69.9	29%	-29%
Services	340.7	18%	347.9	48.9	20%	2%
Warehousing and fulfillment	528.3	28%	492.4	69.2	28%	-7%
Digital marketing and IT solutions	330.2	17%	403.9	56.8	23%	22%
Total net revenues	1,898.8	100%	1,741.3	244.8	100%	-8%

Breakdown of total net revenues of online store operations by key categories9 :

	For the three months ended September 30,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change

	(In millions, except for percentage)
Online store operations
Apparel and accessories	208.3	11%	234.2	33.0	13%	12%
Luxury	75.6	4%	92.9	13.1	5%	23%
Sportswear	78.4	4%	80.4	11.3	5%	3%
Other apparel	54.3	3%	60.9	8.6	3%	12%
Appliances	373.1	20%	219.4	30.8	13%	-41%
Beauty and cosmetics	94.4	5%	100.0	14.1	6%	6%
Fast moving consumer goods	76.8	4%	92.0	12.9	5%	20%
Others	287.7	15%	199.4	28.0	12%	-31%
Total net revenues from online store operations	1,040.3	55%	845.0	118.8	49%	-19%

Product sales revenue was RMB497.1 million (US$69.9 million), a decrease of 28.9% from RMB699.6 million in the same quarter of last year. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, and weaker macro environment and a decline in consumption sentiment in China during the quarter, resulting in sales contraction in appliances and electronics categories under the distribution model.

9 Key categories refer to the categories that accounted for more than 5% of the Company’s total net revenues during the third quarter of 2022.

Services revenue was RMB1,244.2 million (US$174.9 million), an increase of 3.8% from RMB1,199.1 million in the same quarter of last year. The increase was primarily attributable to higher revenue contribution from value-added services, including digital marketing and IT solutions.

Total operating expenses were RMB1,767.5 million (US$248.5 million), compared with RMB2,055.3 million in the same quarter of last year.

●	Cost of products was RMB414.8 million (US$58.3 million), compared with RMB596.0 million in the same quarter of last year. The decrease was primarily due to the decline in product sales revenue, as well as an improvement in product sales gross margin.

●	Fulfillment expenses were RMB575.9 million (US$81.0 million), compared with RMB633.9 million in the same quarter of last year. The decrease was primarily due to lower freight expenses resulting from the Company’s divesture of a subsidiary of its warehouse and supply chain businesses that was acquired in the second quarter of 2021, and additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

●	Sales and marketing expenses were RMB602.4 million (US$84.7 million), compared with RMB535.6 million in the same quarter of last year. The increase was mainly due to additional front-end staff from an acquired business in the past 12 months, growth in digital marketing revenue and services, and an addition of strategic business development staff, which was partially offset by efficiency improvements.

●	Technology and content expenses were RMB98.3 million (US$13.8 million) compared with RMB113.9 million in the same quarter of last year. The decrease was mainly due to the Company’s cost control initiatives and efficiency improvements, which was partially offset by the Company’s ongoing investment in technological innovation and productization.

●	General and administrative expenses were RMB97.7 million (US$13.7 million), compared with RMB191.1 million in the same quarter of last year. The decrease was attributable to the Company’s effective cost control initiatives and efficiency improvements during the quarter. Additionally, in the same quarter of last year, general and administrative expenses included a write-down of accounts receivable totaling RMB86.1 million.

Loss from operations was RMB26.3 million (US$3.7 million), an improvement from RMB156.5 million in the same quarter of last year. Operating margin was negative 1.5%, compared with negative 8.2% in the same quarter of last year.

Non-GAAP income from operations was RMB16.9 million (US$2.4 million), compared with non-GAAP loss from operations of RMB84.3 million in the same quarter of last year. Non-GAAP operating margin was 1.0%, compared with negative 4.4% in the same quarter of last year.

Unrealized investment loss was RMB8.2 million (US$1.2 million), compared with RMB134.3 million in the same quarter of last year. The unrealized investment loss was mainly related to a decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021.

Loss on disposal of subsidiaries and investment in equity investee was RMB99.5 million (US$14.0 million), compared with nil in the same quarter of last year. During the third quarter of 2022, the Company disposed a loss-making subsidiary of its warehouse and supply chain businesses.

Exchange loss was RMB8.8 million (US$1.2 million), due to exchange rate fluctuation between Renminbi and U.S. dollar in the quarter ended September 30, 2022, compared to net exchange gains of RMB1.5 million in the same quarter last year.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB168.9 million (US$23.7 million), an improvement from RMB292.5 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB2.88 (US$0.40), an improvement from both of RMB4.00 for the same period of 2021.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB13.1 million (US$1.8 million), an improvement from RMB88.1 million in the same quarter of last year.

Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB0.22 (US$0.03), an improvement from both of RMB1.21 for the same period of 2021.

As of September 30, 2022, the Company had RMB2,899.3 million (US$407.6 million) in cash, cash equivalents, restricted cash, and short-term investment, compared with RMB4,699.8 million as of December 31, 2021. The decrease in cash position was mainly due to the Company’s repurchase of its 1.625% convertible senior notes due 2024 totaling RMB1,760.0 million, and cumulative share repurchase of RMB446.6 million during the first nine months of 2022.

Update in Share Repurchase Programs

During the third quarter of 2022, the Company repurchased approximately 0.7 million of ADSs for approximately US$6.1 million under its share repurchase program.

Conference Call

The Company will host a conference call to discuss the earnings at 6:30 a.m. Eastern Time on Tuesday, November 29, 2022 (7:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to https://register.vevent.com/register/BIcf3d6c08b76a4bfab4879f1bfeaabbc1. Once preregistration has been completed, participants will receive dial-in numbers and a unique access pin.

To join the conference, simply dial the number you received after preregistering, enter your personal PIN, and you will join the conference instantly.

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company defines non-GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, unrealized investment gain/(loss), gain/(loss) on disposal of subsidiaries and investment in equity investee and impairment loss of investments. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, unrealized investment gain/(loss), gain/(loss) on disposal of subsidiaries and investment in equity investee and impairment loss of investments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; timing and results of any current or proposed acquisition activities; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leading brand e-commerce service partner and digital commerce enabler that helps brands execute their omni-channel strategies. Baozun Inc. empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated and technology-empowered one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer service, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,606,545	2,292,079	322,215
Restricted cash	93,219	7,254	1,020
Short-term investments	-	600,000	84,347
Accounts receivable, net	2,260,918	1,956,368	275,022
Inventories, net	1,073,567	864,880	121,583
Advances to suppliers	527,973	327,856	46,089
Prepayments and other current assets	572,774	515,338	72,445
Amounts due from related parties	68,984	71,102	9,995
Total current assets	9,203,980	6,634,877	932,716

Non-current assets
Investments in equity investees	330,788	257,552	36,206
Property and equipment, net	652,886	682,610	95,960
Intangible assets, net	395,210	317,523	44,637
Land use right, net	40,516	39,746	5,587
Operating lease right-of-use assets	1,095,570	914,016	128,490
Goodwill	397,904	350,297	49,244
Other non-current assets	87,926	69,524	9,773
Deferred tax assets	114,200	115,648	16,258
Total non-current assets	3,115,000	2,746,916	386,155

Total assets	12,318,980	9,381,793	1,318,871

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)
	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	2,288,465	1,264,499	177,760
Accounts payable	494,079	253,178	35,592
Notes payable	529,603	15,294	2,150
Income tax payables	127,990	-	-
Accrued expenses and other current liabilities	984,519	800,935	112,594
Amounts due to related parties	73,794	20,742	2,916
Current operating lease liabilities	278,176	254,838	35,825
Total current liabilities	4,776,626	2,609,486	366,837

Non-current liabilities
Deferred tax liabilities	51,525	30,058	4,225
Long-term operating lease liabilities	883,495	722,394	101,553
Other non-current liabilities	125,985	81,728	11,489
Total non-current liabilities	1,061,005	834,180	117,267

Total liabilities	5,837,631	3,443,666	484,104

Redeemable non-controlling interests	1,421,680	1,413,918	198,765

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 195,493,754 and 161,583,506 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	125	116	16
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	8	8	1
Additional paid-in capital	4,959,646	5,104,651	717,600
Treasury shares	(385,942)	(832,578)	(117,042)
Retained earnings	425,125	56,104	7,887
Accumulated other comprehensive income	(102,603)	55,396	7,787

Total Baozun Inc. shareholders' equity	4,896,359	4,383,697	616,249

Non-controlling interests	163,310	140,512	19,753

Total equity	5,059,669	4,524,209	636,002

Total liabilities, redeemable non-controlling interests and equity	12,318,980	9,381,793	1,318,871

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2021	2022
	RMB	RMB	US$
Net revenues
Product sales	699,645	497,098	69,881
Services	1,199,120	1,244,174	174,903
Total net revenues	1,898,765	1,741,272	244,784

Operating expenses (1)
Cost of products	(596,047)	(414,776)	(58,308)
Fulfillment (2)	(633,884)	(575,875)	(80,955)
Sales and marketing (2)	(535,570)	(602,438)	(84,689)
Technology and content (2)	(113,946)	(98,301)	(13,819)
General and administrative (2)	(191,069)	(97,684)	(13,732)
Other operating income, net	15,226	21,546	3,029
Total operating expenses	(2,055,290)	(1,767,528)	(248,474)
Loss from operations	(156,525)	(26,256)	(3,690)
Other income (expenses)
Interest income	16,744	8,485	1,193
Interest expense	(14,238)	(9,724)	(1,367)
Unrealized investment loss	(134,327)	(8,219)	(1,155)
Impairment loss of investments	-	(8,400)	(1,181)
Loss on disposal of subsidiaries and investment in equity investee	-	(99,521)	(13,991)
Exchange gain (loss)	1,508	(8,818)	(1,240)
Loss before income tax and share of income (loss) in equity method investment	(286,838)	(152,453)	(21,431)
Income tax expense (3)	(6,349)	(4,259)	(599)
Share of income (loss) in equity method investment, net of tax of nil	177	(269)	(38)
Net loss	(293,010)	(156,981)	(22,068)

Net (income) loss attributable to non-controlling interests	739	(2,382)	(335)
Net income attributable to redeemable non-controlling interests	(235)	(9,495)	(1,335)
Net loss attributable to ordinary shareholders of Baozun Inc.	(292,506)	(168,858)	(23,738)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.33)	(0.96)	(0.13)
Diluted	(1.33)	(0.96)	(0.13)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(4.00)	(2.88)	(0.40)
Diluted	(4.00)	(2.88)	(0.40)
Weighted average shares used in calculating net loss per ordinary share
Basic	219,336,549	176,164,018	176,164,018
Diluted	219,336,549	176,164,018	176,164,018

Net loss	(293,010)	(156,981)	(22,068)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	(2,897)	83,606	11,753
Comprehensive loss	(295,907)	(73,375)	(10,315)

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2021	2022
	RMB	RMB	US$
Fulfillment	5,945	2,820	396
Sales and marketing	30,029	14,643	2,059
Technology and content	12,107	5,233	736
General and administrative	18,340	11,133	1,565
	66,421	33,829	4,756

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB5.8 million and RMB9.3 million for the three months period ended September 30, 2021 and 2022, respectively.

(3) Including income tax benefits of RMB0.9 million and RMB1.8 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended September 30, 2021 and 2022, respectively.

Baozun Inc.
Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the three months ended September 30,
	2021	2022
	RMB	RMB	US$
Loss from operations	(156,525)	(26,256)	(3,690)
Add: Share-based compensation expenses	66,421	33,829	4,756
Amortization of intangible assets resulting from business acquisition	5,785	9,340	1,313
Non-GAAP income (loss) from operations	(84,319)	16,913	2,379

Net loss	(293,010)	(156,981)	(22,068)
Add: Share-based compensation expenses	66,421	33,829	4,756
Amortization of intangible assets resulting from business acquisition	5,785	9,340	1,313
Unrealized investment loss	134,327	8,219	1,155
Impairment loss of investments	-	8,400	1,181
Loss on disposal of subsidiaries and investment in equity investee	-	99,521	13,990
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(909)	(1,838)	(258)
Non-GAAP net income (loss)	(87,386)	490	69

Net loss attributable to ordinary shareholders of Baozun Inc.	(292,506)	(168,858)	(23,738)
Add: Share-based compensation expenses	66,421	33,829	4,756
Amortization of intangible assets resulting from business acquisition	4,200	7,139	1,004
Unrealized investment loss	134,327	8,219	1,155
Impairment loss of investments	-	8,400	1,181
Loss on disposal of subsidiaries and investment in equity investee	-	99,521	13,990
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(577)	(1,396)	(196)
Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(88,135)	(13,146)	(1,848)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(1.21)	(0.22)	(0.03)
Diluted	(1.21)	(0.22)	(0.03)
Weighted average shares used in calculating net loss per ordinary share
Basic	219,336,549	176,164,018	176,164,018
Diluted	219,336,549	176,164,018	176,164,018